GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.

Exemption No. 82-4962

5 July 2005

Securities & Exchange Commi[redacted]
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Status Report on Genting Berhad's ("GB") ADR Programme as of 30 June 2005 for filing pursuant to exemption no. 82-4962 granted to GB under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

dlw 8/22

GENTING BERHAD ("GB")

LEVEL I AMERICAN DEPOSITORY RECEIPT PROGRAMME
STATUS REPORT AS OF 30 JUNE 2005

	Number	*Name*	*Percentage of securities against issued and paid-up capital of GB*
Custodian	1	Malayan Banking Berhad, Kuala Lumpur (Local Custodian)	
Securities	507,000	-	0.072%

F:\USERS\SEC\ELIE\GENERAL\Announcement\ADR.doc

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.

Exemption No. 82-4962

13 July 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the following documents for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(1) Announcement on the Incorporation of Genting International Services Sdn Bhd as a wholly-owned subsidiary of Genting International PLC, which in turn is an indirect subsidiary of the company.

(2) Announcement on the Incorporation of Genting Power China Limited as a wholly-owned subsidiary of Genting Power Holdings Limited, which in turn is an indirect subsidiary of the Company.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: (212) 815-2276/571-3050

Attention: Ms Violet Pagan/Ms Karyn Hairston

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 001-302-738-7210

Attention: Mr Donald J. Publisi

Form Version 2.0

General Announcement

Ownership transfer to **GENTING** on **13/07/2005 11:18:58 AM**
Submitted by **GENTING** on **13/07/2005 05:22:29 PM**
Reference No **GG-050713-2269B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

INCORPORATION OF GENTING INTERNATIONAL SERVICES SDN BHD AS A WHOLLY-OWNED SUBSIDIARY OF GENTING INTERNATIONAL PLC, WHICH IN TURN IS AN INDIRECT SUBSIDIARY OF THE COMPANY

* **Contents :-**

We wish to inform that Genting International PLC ("GIPLC"), an indirect subsidiary of the Company has on 4 July 2005 incorporated Genting International Services Sdn Bhd ("GISSB ") as a wholly-owned subsidiary of GIPLC in Malaysia under company no. 701490-A.

None of the Directors and substantial shareholders of the Company has any interest, direct or indirect in the aforesaid incorporation of GISSB.

The aforesaid incorporation of GISSB is not expected to have any effect on the group's profit for 2005.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-4962

Form Version 2.0

General Announcement

Ownership transfer to **GENTING** on **13/07/2005 11:18:58 AM**
Submitted by **GENTING** on **13/07/2005 05:22:14 PM**
Reference No **GG-050713-2269A**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

INCORPORATION OF GENTING POWER CHINA LIMITED AS A WHOLLY-OWNED SUBSIDIARY OF GENTING POWER HOLDINGS LIMITED, WHICH IN TURN IS AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

* **Contents :-**

We wish to inform that Genting Power Holdings Limited ("GPHL"), an indirect wholly-owned subsidiary of the Company has on 22 June 2005 incorporated Genting Power China Limited ("GPCL") as a wholly-owned subsidiary of GPHL in Bermuda under company no. 36995.

None of the Directors and substantial shareholders of the Company has any interest, direct or indirect in the aforesaid incorporation of GPCL.

The aforesaid incorporation of GPCL is not expected to have any effect on the group's profit for 2005.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: